RICHARDSON & PATEL LLP
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January 22, 2008

VIA FEDERAL EXPRESS, EDGAR, AND FACSIMILE - (202) 772-9218

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Geoffrey Kruczek

Re:	Perfectenergy International Limited Amendment No. 2 to Registration Statement on Form SB-2 Filed November 23, 2007 File No. 1333-145915

Dear Mr. Kruczek:

On behalf of Perfectenergy International Limited (the “Company”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated December 13, 2007. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Prospectus

Selling Security Holders, page 17

1.	We note your response to our prior comment 4 and we reissue the comment. Please disclose the eight officers of the committee referenced in your response.

Response: The eight officers of the committee referenced in footnote 30 on page 21 of the SB-2 are Peter Brown, Paul Reynolds, Mark Maybank, Kevin Dunn, Brad Kotush, Jamie Brown, Tom Gabel, and John Adams. Footnote 30 has been revised accordingly.

Geoffrey Kruczek
Securities and Exchange Commission
January 22, 2008

Executive Officers and Directors, page 23

2.
In light of your revised disclosure here that each of your directors has been appointed to a two-year term, it appears that you will not conduct an annual meeting of shareholders this year. Please disclose your intent in this regard for this year and in future years. Also, if applicable, tell us how such a meeting is permissible under your governing documents and Nevada state corporate law and add appropriate risk factors, such as that relating to the inability of investors to exercise their voting rights under state law.

Response: We will not conduct an annual meeting of stockholders this year. In future years, we intend to hold an annual meeting of stockholders every summer at which meetings our directors will be up for re-election, and we have disclosed such intent on page 25 of the SB-2.

Security Ownership of Certain Beneficial Owners and Management, page 26

3.	Given your disclosure on page 57 regarding your stock option grant to Mr. Roseman, please explain why the amount of shares already vested is not disclosed in your table here.

Response: The security ownership table on page 26 has been revised to disclose the amount of Mr. Roseman’s stock options that have already vested. Further, we entered into amended agreements with Mr. Roseman for his services as a director, which agreements are attached to the amended SB-2 as Exhibit 10.29 and Exhibit 10.30.

Market and Industry Overview, page 36

4.
We note your response to prior comment 15. We are unable to assess the statements in your prospectus regarding the Solarbuzz data without reviewing copies of Solarbuzz’s research. Please provide such material, clearly marked to support the data disclosed throughout your prospectus or remove such disclosure.

Response: We have enclosed copies of Solarbuzz’s research, clearly marked to support the data we disclose throughout our prospectus.

Growing Adoption of Government Incentives, page 37

5.
We note your response to comment 16, in which you represent that you believe you are not eligible to receive similar subsidies or incentives from any other government. Please expand your disclosure to include this information.

Response: We have updated the SB-2 accordingly.

Geoffrey Kruczek
Securities and Exchange Commission
January 22, 2008

Our Suppliers, page 43

6.
We note your revised disclosure in response to comment 18. Please expand to identify here and on page 7 the silicon manufacturer based in the United States that has a long-time relationship with a mentor of your alliance.

Response: The silicon manufacturer based in the United States that has a long-time relationship with Tianjin Huan Ou Semiconductor Material Technology Co., Ltd. is REC Silicon. We have updated the SB-2 accordingly.

Critical Accounting Policies and Estimates, page 46

Inventories, page 47

7.	Please refer to prior comment 23. Please expand your discussion of this critical accounting estimate to address the following:

•	Explain why management believes inventories are a critical accounting estimate.

Response: We have included the following disclosure under the section titled “Inventories”:

“Inventories constitute a majority of our current assets as reflected in our balance sheets as of December 31, 2006 and October 31, 2007. The manner in which we estimate the value of our inventories is a significant component in determining the value of our inventories.”

•
Explain in greater detail how management estimates the amount of excess or obsolete inventories that you have on-hand at each reporting date. Within your discussion, explain how you determine the market value of your inventory.

Response: We have included the following disclosure under the section titled “Inventories”:

Geoffrey Kruczek
Securities and Exchange Commission
January 22, 2008

“We estimate the amount of the excess inventories by comparing inventory on hand with the estimated sales that can be sold within our operating cycle. To estimate the amount of obsolete inventories, we analyze movement of our products, monitor competing technology and evaluate acceptance of our products in the marketplace. Based on this information, we estimate inventories that cannot be sold at all or can only be sold at deeply discounted prices.

We determine the market value of our inventory according to our purchase price and as compared to current market prices as of the reporting date. Based on the current market situation and research conducted by professional market analysts, management expects the shortage of silicon to continue in the near future, and the price of solar cells and modules to rise in the first half of 2008 and remain steady in the second half of 2008. Management also expects the price of other materials for module production to rise in 2008. If the market value is higher than our purchase price, we report the amount of the inventories at the original purchase price, and if the market value is lower than our purchase price, then we write-off the difference between our purchase price and the market value to the net realizable value.”

Revenue Recognition, page 47

8.
You state here that you have sales of excess inventory. If material, please revise your discussion of your results of operations to quantify the effects of any sales of previously written down excess inventory.

Response: We do not derive revenues from sales of excess inventory. We have revised the SB-2 to remove discussion of such sales.

Market for Common Equity and Related Stockholder Matters, page 55

9.	Please update the disclosure in this section to include the high and low bid prices for your most recently completed quarter.

Response: We have updated the SB-2 accordingly.

Executive Compensation, page 56

10.
We note that according to Section 5 of exhibits 10.25 through 10.27, your executives’ compensation consists of possible performance-related compensation and base salary. Please expand your disclosure to identify for each executive the amounts that may be paid as base salary and the amount that may be paid an incentive compensation, as set forth in their employment agreements.

Geoffrey Kruczek
Securities and Exchange Commission
January 22, 2008

Response: We have updated the SB-2 accordingly.

11.
As a related matter, we note your response to comment 35. Please expand your disclosure to describe the material terms of the “oral understanding” referenced in your response, including the terms relating the establishment of profit levels. Also disclose that your executives’ base salaries for 2006 were reduced because of the failure to achieve applicable profit levels.

Response: We have updated the SB-2 accordingly.

12.	We note your response to comment 36. Please disclose that your board of directors currently determines the amount of salary paid to your executives, as noted in your response.

Response: We have updated the SB-2 accordingly.

Director Compensation, page 57

13.
We note that according to exhibit 10.17 “the company” may terminate Mr. Roseman’s service as a director at any time or any or no reason. Please tell us how this provision is consistent with state corporate law and your governing documents, which provide for removal of directors only upon shareholder or director vote.

Response: We entered into an amended agreement with Mr. Roseman for his services as a director on December 20, 2007, which amends his previous agreements with the Company to provide that he may be terminated at any time with the vote of at least 2/3 of our stockholders for any or no reason. This amended agreement is attached to the amended SB-2 as Exhibit 10.30.

Index to Consolidated Financial Statements, page F-1

14.
Please refer to prior comments 39 and 47. It appears from your response to these comments that you elected to continue the October 31st fiscal year end of Perfectenergy International, Ltd’s (Perfectenergy Nevada), the legal acquirer. Since you have elected to continue Perfectenergy Nevada’s fiscal year-end, please note that you are required to file a transaction report on Form 10-KSB containing Perfectenergy International Limited’s (Perfectenergy BVI) audited financial statements from December 31, 2006 through October 31, 2007. In accordance with Item 310(g) of Regulation S-B, please update the financial statements included in this Form SB-2.

Geoffrey Kruczek
Securities and Exchange Commission
January 22, 2008

Response: We have updated the financial statements included in the SB-2 accordingly.

15.	Further to the above, please also revise Note 2 to clearly disclose your fiscal year-end.

Response: Our fiscal year-end is October 31. We have revised Note 2 accordingly.

Consolidated Statements of Income and other Comprehensive Income, page F-4

16.
Please refer to prior comment 41. Please revise your statement of operations to classify your disposal of equipment as part of operating income or specifically tell us how your current accounting complies with paragraph 45 of SFAS 144.

Response: We have revised our statement of operations for the year ended December 31, 2006 to reclassify the disposal of equipment amount of $32,988 from other “Other Expenses” to “Selling, General and Administrative Expenses.”

Notes to Consolidated Financial Statements, page F-28

Note 1. Background, page F-28

17.
Please refer to prior comment 45. We note that you have properly presented the historical financial statements of the accounting acquirer. However, it is not clear why you have presented the recapitalization as having occurred on April 1, 2005 rather than as of August 8, 2007. While continuing to present the historical financial statements of the accounting acquirer, please revise the financial statements to present the recapitalization as of the actual date of the recapitalization. Alternatively, please specifically site the accounting literature which supports your current present of the recapitalization as having occurred on April 1, 2005.

Response: Our revised financial statements present the recapitalization as having occurred on August 8, 2007.

Geoffrey Kruczek
Securities and Exchange Commission
January 22, 2008

18.
We note your response to prior comment 55. Consistent with the comment above, please revise your financial statement to account for the consulting services on the date that the services were provided and not on a retrospective basis.

Response: Our updated financial statements account for the consulting services on the date that the services were provided and not on a retrospective basis.

Note 2. Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-8

19.
You state that you do not provide your customers a right of return. However, we note your disclosures on page 47 that you recognize revenue net of product returns. Please tell us and revise this note and your disclosure on page 47 to describe any product return rights you offer your customers, how you account for the rights of returns and how the product return rights impact your revenue recognition policy. Refer to the guidance in SFAS 48 and SAB Topic 13.

Response: We have revised our disclosure regarding product returns on page 47. We have also included the following disclosure in the footnotes to the financial statements under the caption “Revenue Recognition”:

“In general, the Company does not accept product returns; only under special situations, when both the Company and customers agree, is a product exchange allowed. Historically, the Company has not experienced any product returns. Accordingly, product returns have no material impact on the Company’s financial statements”

Note 8. Other Payables-Shareholders and Officer, page F-16

20.	Please refer to prior comment 43. Please address the following comments:

•	Revise this note to explain if you held an ownership interest in Chengdu Jiayang during any part of 2006. If so, disclose the period that you held the investment and your ownership percentage.

Response: We did not hold an ownership interest in Chengdu Jiayang during any part of 2006. We have revised Note 8 accordingly.

Geoffrey Kruczek
Securities and Exchange Commission
January 22, 2008

Condensed Consolidated Financial Statements, page F-23

21.
Revise this note to disclose if you presented the original $188,355 received from Mr. Li, your CEO, within the category entitled “borrowings from shareholders and officers” within your investing section of your consolidated statement of cash flows presented on page F-6. If not, please revise to disclose how you have presented the cash inflow relating to that loan.

Response: The loan proceeds of $188,355 from Mr. Li are included in the $983,213 amount listed under financing activities. We believe it is appropriate to present the cash inflow as a financing activity as the original nature of the loan was to fund operations and not for investment purposes.

Notes to Consolidated Financial Statements, page F-28

Note 14. Commitments, page F-41

22.
Please refer to prior comment 60. We note from the reconciliation provided in your response that you were not required to purchase $6,181,849 in silicon for the six months ended June 30, 2007 from your suppliers even though you had agreed to meet at $18,895,774 (including the $6,181,849) minimum purchase obligation for the year ended December 31, 2007. Please tell us and revise this note to explain why you were not required to meet this minimum purchase obligation. For instance, please explain if you entered into revised agreements with your suppliers that amended your minimum purchase obligations under these agreements.

Response: We have an oral understanding with our suppliers that if there is a shortage of silicon, then our suppliers will reduce our minimum purchase obligations. We have made such disclosure in Note 13 of the amended SB-2.

Part II

Item 27. Exhibits, page II-6

23.
We note your response to comment 61. Given that the entities listed in these schedules include those to whom you primarily sell your products and from whom you primarily obtain raw materials as disclosed on pages 7, 8, 44 and the notes to the financial statements, it appears that your business is substantially dependent on these contracts. Please refer to Item 610(b)(10)(i)(B) of Regulation SB-2. Accordingly, please file as exhibits the contracts with your principal suppliers and customers. Also expand your disclosure on page 43 and 44, as applicable to describe the material terms of these agreements.

Geoffrey Kruczek
Securities and Exchange Commission
January 22, 2008

Response: The primary supply contracts referenced on page 7 are attached to the amended SB-2 as Exhibits 10.7 and 10.8, and the multi-party alliance agreement referenced on page 7 is attached to the amended SB-2 as Exhibit 10.28. The primary customer contracts we reference on pages 8 and 44 are attached to the amended SB-2 as Exhibits 10.31 through 10.36.

* * * *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

RICHARDSON & PATEL, LLP

/s/ Dominador Tolentino
___________________________
Dominador Tolentino, Esq.

cc:	Kevin Leung, Esq. Mr. Wennan Li, Perfectenergy International Limited